February 25, 2020

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WiMi Hologram Cloud Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, WiMi Hologram Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed offering by the Company in the United States of the Company’s Class B ordinary shares to be represented by American depositary shares (“ADSs”) and warrants to purchase ADSs.

Please note that the financial, business and other disclosure in the Draft Registration Statement is based substantially on disclosure contained in the Registration Statement on Form F-1 of the Company (File No. 333-232392) (the “IPO Registration Statement”) that was fully reviewed by the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on March 31, 2020, the Registration Statement on Form F-1 of the Company (File No. 333-240097) that was declared effective by the Commission on July 27 2020 (the “Follow-on Registration Statement”), and the unaudited financial results of the six months ended June 30, 2020 submitted by the Company with the Commission in the Current Report on Form 6-K dated September 18, 2020. The Company has not experienced material adverse changes in its business, liquidity or financial conditions since its initial public offering.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following March 31, 2020, the effective date of the IPO Registration Statement, and that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act.

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

The Company expects to launch the offering as soon as it hears from the staff of the Commission (the “Staff”) and complete the offering prior to March 31, 2021, and would appreciate the Staff’s prompt feedback.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +86 10 8520 0616 (work), +86 138 0108 6227 (mobile) or yang.ge@dlapiper.com (email).

Very truly yours,

/s/ Yang Ge
Name:	Yang Ge
Title:	Partner, DLA Piper UK LLP

cc:
WiMi Hologram Cloud Inc.
Jie Zhao, Chairman
Shuo Shi, Chief Executive and Operations Officer
Guanghui Zheng, Chief Financial Officer